United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MOLECULAR TEMPLATES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

608550109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed “ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608550109

1.	Names of Reporting Persons BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,792,003
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,792,003
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,792,003
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 19.2%
12.	Type of Reporting Person (See Instructions) HC,CO

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CUSIP No. 608550109

1.	Names of Reporting Persons Biotech Target N.V. I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Curacao
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,792,003
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,792,003
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,792,003
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 19.2%
12.	Type of Reporting Person (See Instructions) CO

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Item 1

1(a)    Name of Issuer: Molecular Templates, Inc.

1(b)    Address of Issuer’s Principal Executive Offices:

9301 Amberglen Blvd, Suite 100, Austin, TX 78729

Item 2

2(a)    Name of Person Filing: BB Biotech AG (“BB Biotech”) on behalf of its wholly-owned subsidiary, Biotech Target N.V. (“Biotech Target”)

2(b)    Address of Principal Business Office or, if none, Residence:

BB Biotech AG: Schwertstrasse 6, CH-8200 Schaffhausen, Switzerland

Biotech Target N.V.: Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curaçao

2(c)    Citizenship: BB Biotech AG: Switzerland

Biotech Target N.V.: Curacao

2(d)    Title of Class of Securities Common Stock, $0.001 Par Value Per Share

2(e)    CUSIP Number 608550109

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,792,003

(b)	Percent of class: 19.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 10,792,003

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 10,792,003

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This statement is filed jointly by BB Biotech and Biotech Target, Biotech Target is a wholly-owned subsidiary of BB Biotech.

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Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: February 9, 2022	By:	/s/ Martin Gubler
Signatory Authority

	Name:	Martin Gubler

	Title:	Signatory Authority

Date: February 9, 2022	By:	/s/ Ivo Betschart
Signatory Authority

	Name:	Ivo Betschart

	Title:	Signatory Authority

Biotech Target N.V.

Date: February 9, 2022	By:	/s/ Jan Bootsma
Signatory Authority

	Name:	Jan Bootsma

	Title:	Signatory Authority

Date: February 9, 2022	By:	/s/ Hugo van Neutegem
Signatory Authority

	Name:	Hugo van Neutegem

	Title:	Signatory Authority

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Exhibit Index

Exhibit A: Joint Filing Statement by and between BB Biotech AG and Biotech Target N.V. with respect to the filing of this disclosure statement.*

*	Previously filed as an exhibit to BB Biotech AG and Biotech Target N.V.’s Schedule 13G filed with the Securities and Exchange Commission on January 29, 2020.

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